Exhibit 99.1

Foresight Signs Development Service Agreement with Leading Japanese Manufacturer of Road Traffic and Hazard Management Products

The new products are designed to provide warnings to both road users and construction workers, helping to reduce the likelihood of accidents

Ness Ziona, Israel – February 14, 2025 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, announced today the signing of a development service agreement with a leading Japanese manufacturer of road traffic, hazard management and monitoring solutions. The agreement was signed through the Company’s Japanese distributor, Cornes Technologies Limited, to establish a framework for future project collaborations and commercialization, aimed at enhancing the safety and efficiency of road traffic and hazard management, while driving cost-effectiveness in product development and production.

The initial project will focus on implementing and optimizing Foresight’s advanced 3D perception system to detect, in real time, vehicles merging onto highways from entrance ramps and service areas and determine the speed and direction of these detected vehicles. The next project will involve the development of advanced products equipped with dual stereoscopic camera systems. These systems will comprise a visible light camera set paired with a thermal long-wave infrared camera set, each independently mounted on service or patrol vehicles.

The advanced sensor systems will monitor restricted road lanes, even in challenging conditions such as harsh weather and poor lighting. The systems will provide real-time notifications about potential hazards to on-site personnel, effectively creating a safe zone for road workers. This enhanced awareness aims to significantly improve workplace safety in high-risk road environments.

According to the service agreement, the commercial terms for individual development projects will be determined according to specific technical requirements and scope of work for each product. The Company believes that this agreement will contribute to accelerating its revenue growth in the coming years.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on “X” (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the aims of the development service agreement, the benefits and advantages of the Company’s products and its belief that this agreement will contribute to accelerating its revenue growth in the coming years. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the Securities and Exchange Commission (“SEC”) on March 27, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654